Mail Stop 4561

September 11, 2006

VIA USMAIL and FAX (626) 739-5320

Mr. Buster Williams, Jr.
Chief Financial Officer
Bottomline Home Loan, Inc.
201 East Huntington Drive, Suite 202
Monrovia, CA 91016

> **Re:** **Bottomline Home Loan, Inc.**
> **Form 10-KSB for the year ended 6/30/2005**
> **Filed on 10/12/2005**
> **File No. 000-31413**

Dear Mr. Buster Williams, Jr.:

We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

Sincerely,

Jorge Bonilla
Senior Staff Accountant